EXHIBIT 12.1
MSX INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	FISCAL YEAR ENDED
	January 1,	January 2,	December 28,		December 29,		December 30,
	2006	2005	2003		2002		2001
Earnings (loss) before income taxes and fixed charges:
Income (loss) from continuing operations before income taxes	$(90,908)	$2,883	$(23,476)		$(14,942)		$5,310

Add interest on indebtedness, net	29,247	26,396	21,944		22,141		24,081
Add amortization of debt expense	4,628	4,345	6,574		1,737		1,216
Add estimated interest factor for rentals	4,995	4,717	9,228		5,957		5,694

Earnings (loss) before income taxes and fixed charges	$(52,038)	$38,341	$14,270		$14,893		$36,301

Fixed Charges:
Interest on indebtedness	$29,247	$26,396	$21,944		$22,141		$24,081
Amortization of debt expense	4,628	4,345	6,574		1,737		1,216
Estimated interest factor for rentals	4,995	4,717	9,228		5,957		5,694

	$38,870	$35,458	$37,746		$29,835		$30,991

Ratio of earnings to fixed charges	(a )	1.1	(a	)	(a	)	1.2

(a)	Earnings were insufficient to cover fixed charges by $90.9 million, $23.5 million and $14.9 million for the fiscal years ended January 01, 2006, December 28, 2003 and December 29, 2002, respectively.